UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No.1

                               ASAHI/AMERICA, Inc.

           -----------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    04338D106
           -----------------------------------------------------------
                                 (CUSIP Number)

                                  Ichiro Murao
                       Midnight Acquisition Holdings, Inc.
                 c/o Asahi Organic Chemicals Industry Co., Ltd.
                             15-9 Uchikanda 2-chome,
                        Chiyoda-ku, Tokyo 101-0047 Japan
                                  03-3256-2451

                                with a copy to:
                              David M. Wilf, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                  212-408-5100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 9, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A
-------------------                                      -----------------------
CUSIP No. 04338D106                                       Page 2 of 11 Pages
-------------------                                      -----------------------

--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Asahi Organic Chemicals Industry Co., Ltd. ("AOC")
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|

                                                                         (b) |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Japan
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                491,470
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               931,030
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            491,470
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                               -0-
------------------- ------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,422,500
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          41.5%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D/A
-------------------                                      -----------------------
CUSIP No. 04338D106                                       Page 3 of 11 Pages
-------------------                                      -----------------------

--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Midnight Acquisition Holdings, Inc. ("Holdings")
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|

                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                   -0-
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               1,422,500
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                               -0-
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                               -0-
------------------- ------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,422,500
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          41.5%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON*

          CO, HC
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D/A
-------------------                                      -----------------------
CUSIP No. 04338D106                                       Page 4 of 11 Pages
-------------------                                      -----------------------

--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Midnight Acquisition Corp. ("Acquisition Corp.")
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|

                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                   -0-
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               1,422,500
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                               -0-
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                               -0-
------------------- ------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,422,500
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          41.5%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 04338D106              SCHEDULE 13D/A               Page 5 of 11 Pages

                  This Amendment No. 1 amends the statement in Schedule 13D which was filed on July 27, 1999 (the "Schedule 13D") by the undersigned with respect to Common Stock, no par value (each a "Share," and collectively, the "Shares") of Asahi/America, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the
Schedule 13D.

                  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

                  This Amendment amends the tables of each of the Stockholders and Items 3, 4, 5, 6 and 7, all of which are restated in their entirety.

Item 3.      Source and Amount of Funds or Other Consideration.
             -------------------------------------------------

                  AOC will use its working capital to fund the transaction that gives rise to this filing.

Item 4.      Purpose of Transaction.
             ----------------------

                  (a)      Not applicable.

                  (b) Pursuant to an Agreement and Plan of Merger dated as of August 9, 1999 (the "Merger Agreement"), by and among Holdings, Acquisition Corp., and the Issuer, and subject to the Merger Agreement's conditions, Acquisition Corp. will be merged with and into the Issuer (the "Merger"), with each of the outstanding Shares being converted into the right to receive (i) $8.25, in cash, without interest, plus (ii) an amount equal to the aggregate amount received by the Issuer for the sale of its wholly owned subsidiary, Quail Piping Products, Inc. ("Quail"), net of all taxes and expenses paid or payable from its sale, divided by (1) the number of Shares issued and outstanding, other than Shares held by AOC, the Issuer or any of their respective subsidiaries, plus (2) all Shares into which options

CUSIP NO. 04338D106              SCHEDULE 13D/A               Page 6 of 11 Pages


and similar rights are exercisable at the moment when the Merger becomes effective (the "Merger Consideration"). The Merger is subject to (i) the approval of the Merger Agreement and the Merger by the Issuer's shareholders and (ii) the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

                  In addition to conditions precedent customarily found in transactions of this type, the Merger Agreement requires that (i) the Issuer have no debt as of the closing, with certain exceptions, (ii) Quail be sold and all Quail-related obligations of the Issuer be terminated pursuant to an agreement in the form attached to the Merger Agreement and (iii) all Shares held directly and indirectly by Nichimen Corporation ("Nichimen") have been purchased by AOC or its subsidiaries.

                  Pursuant to the terms of the Merger Agreement, the Issuer will survive the Merger and become a wholly owned subsidiary of Holdings. At the moment the Merger becomes effective (the "Effective Time"), each Share of the Issuer then outstanding will be converted into the right to receive the Merger Consideration, and all outstanding options or rights to acquire the Shares of the Issuer will be canceled and will receive the difference between the Merger Consideration and the exercise price of such option or right, other than Shares of AOC and its subsidiaries (which will include the Shares of Nichimen purchased immediately prior to the Merger) which will be cancelled in the Merger and will not receive the Merger Consideration.

                  The foregoing description of the Merger Agreement and the Merger is qualified in its entirety by reference to the Merger Agreement, a copy of which has been included as an exhibit to the Issuer's Current Report on Form 8-K (the "Form 8-K") filed with the Securities and Exchange Commission on August 10, 1999 and incorporated herein by reference in its entirety.

CUSIP NO. 04338D106              SCHEDULE 13D/A               Page 7 of 11 Pages


                  As an inducement to Holdings to enter into the Merger Agreement, Leslie B. Lewis, who beneficially owns 27.2% of the shares of the Issuer, has entered into a Stockholder Agreement, dated as of August 9, 1999 (the "Stockholder Agreement"), pursuant to which Mr. Lewis has granted a proxy to vote such shares in favor of the Merger. The Stockholder Agreement terminates upon the earlier to occur of (i) the closing date of the Merger, (ii) March, 31 2000 or (iii) the date the Merger Agreement is terminated if it is terminated by mutual consent of the parties or resulting from a governmental or court order or decree.

                  The foregoing description of the Stockholder Agreement is qualified in its entirety by reference to such agreement, a copy of which has been filed herewith as Exhibit (a) and is incorporated herein by reference in its entirety.

                  (c) Pursuant to the Merger Agreement and as a condition to the Merger, the Issuer will sell its wholly owned subsidiary, Quail.

                  (d) After the Merger, the directors of Acquisition Corp. immediately prior to the Effective Time shall be the directors of the surviving corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified as the case may be, and the Issuer shall procure, prior to and as a condition to the Closing, the resignation of each of its directors effective as of the Closing other than Mr. Lewis who will remain as a director of the surviving corporation. The officers of the Issuer immediately prior to the Effective Time will remain in office as officers of the surviving corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

                  (e)      See Items 4(f) and 4(h).

CUSIP NO. 04338D106              SCHEDULE 13D/A               Page 8 of 11 Pages


                  (f) Pursuant to the Merger Agreement and as a condition to the Merger, the Issuer will sell its wholly owned subsidiary, Quail. Following the Merger, the Issuer will become a wholly owned subsidiary of Holdings.

                  (g) Following the Merger, the articles of organization and bylaws of Acquisition Corp. will remain as the articles of organization and bylaws of the surviving corporation of the Merger.

                  (h) As a result of the Merger, the Shares of the Issuer will be delisted from the Nasdaq National Market System.

                  (i) As a result of the Merger, the Shares of the Issuer will become eligible for termination of registration under Rule 12g-4 of the Securities Exchange Act of 1934, as amended, and will be deregistered as such.

                  (j)      Not applicable.


Item 5.      Interest in Securities of the Issuer.
             ------------------------------------

                  (a) - (b)         Please refer to Schedule I attached hereto.

                  (c) None of the Stockholders have effected any transactions in the Shares of the Issuer during the past 60 days.

                  (d)      None.

                  (e)      Not applicable.


Item 6.      Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the Issuer.
             ------------------------------------------------------

                  Holdings is a wholly owned subsidiary of AOC. Acquisition Corp. is a wholly owned subsidiary of Holdings. Except as described herein, the Issuer has not entered into any contracts, arrangements, understandings or relationships (legal or

CUSIP NO. 04338D106              SCHEDULE 13D/A               Page 9 of 11 Pages


otherwise) with any other person with respect to any securities of the Issuer. See Item 4.


Item 7.      Material to be filed as Exhibits.
             --------------------------------

                  (a) Stockholder Agreement dated as of August 9, 1999, among Holdings and Leslie B. Lewis as trustee and individually.

CUSIP NO. 04338D106              SCHEDULE 13D/A              Page 10 of 11 Pages


                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Dated:  August 9, 1999


                                    STOCKHOLDERS:
                                    Asahi Organic Chemicals Industry Co., Ltd.

                                    By:/s/ Haruo Tabata
                                       ----------------------------------------
                                       Haruo Tabata, President



                                    Midnight Acquisition Holdings, Inc.

                                    By:/s/ Ichiro Murao
                                       ----------------------------------------
                                       Ichiro Murao, Director & President



                                    Midnight Acquisition Corp.

                                    By:/s/ Ichiro Murao
                                       ----------------------------------------
                                       Ichiro Murao, Director & President

CUSIP NO. 04338D106              SCHEDULE 13D/A              Page 11 of 11 Pages


                                   SCHEDULE I

----------------------------- ------------- -------------- ------------- ------------- ------------- --------------
Stockholder Name, Principal   Number of     Percentage     Shares as     Shares as     Shares as     Shares as to
Business, Address of,         shares        of shares      to which      to which      to which      which there
Principal Business, and       beneficially  beneficially   there is      there is      there is      is shared
Address of Principal Office   owned         owned          sole power    shared        sole power    power to
                                                           to vote       power to      to dispose    dispose
                                                                         vote
----------------------------- ------------- -------------- ------------- ------------- ------------- --------------
Asahi Organic Chemicals        1,422,500        41.5%        491,470       931,030       491,470           -0-
   Industry Co., Ltd.

Manufacturer and distributor
of plastic piping materials
including valves, pipes,
sockets, tees and joints.

15-9 Uchikanda 2-chome
Chiyoda-ku Tokyo 101-0047
Japan
Midnight Acquisition           1,422,500        41.5%             -0-    1,422,500            -0-          -0-
   Holdings, Inc.

Acquisition Vehicle

c/o Asahi Organic Chemicals
   Industry Co., Ltd.
15-9 Uchikanda 2-chome
Chiyoda-ku Tokyo 101-0047
Japan
Midnight Acquisition Corp.     1,422,500        41.5%             -0-    1,422,500            -0-          -0-

Acquisition Vehicle

c/o Asahi Organic Chemicals
   Industry Co., Ltd.
15-9 Uchikanda 2-chome
Chiyoda-ku Tokyo 101-0047
Japan
Voting Power Shared with:        931,030        27.2%        931,030            -0-      723,773           -0-

Leslie B. Lewis

c/o Asahi/America, Inc.
35 Green Street
Malden, Massachusetts
02148

Principal Executive
Officer, President and
Director of Issuer

United States Citizen
----------------------------- ------------- -------------- ------------- ------------- ------------- --------------